April 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Paul Fischer

Re:	Cutera, Inc. Registration Statement on Form S-3 File No. 333-237552 Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 9, 2020, pursuant to Rule 461 under the Securities Act of 1933, as amended, in which we requested that the staff of the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement so that it would become effective at 5:00 p.m., Washington, D.C. time, on April 13, 2020, or at such later time as the Company or its counsel may request.

We hereby formally withdraw our request for acceleration of the effective date at 5:00 p.m., Washington, D.C. time on April 13, 2020.

If you require any additional information with respect to this letter, please contact Jesse Schumaker of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3085.

[Signature page follows]

* * * *

Sincerely, CUTERA, INC.

By:	/s/ David H. Mowry
David H. Mowry Chief Executive Officer

cc:	Philip Oettinger, Wilson Sonsini Goodrich & Rosati, P.C.

Jesse Schumaker, Wilson Sonsini Goodrich & Rosati, P.C.